8235 Forsyth Blvd. - 4th Floor
St. Louis, Missouri 63105

April 9, 2008

VIA EDGAR AND FEDERAL EXPRESS

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:    FutureFuel Corp. Form 10-12G/A
           Filed February 29, 2008
           File No. 0-52577

Dear Mr. Reynolds:

By letter dated March 26, 2008, the Commission provided comments on the Amendment No 2 to Form 10-12G filed with the Commission on February 29, 2008.  Set forth below in bold print are such comments followed by responses from FutureFuel Corp. (the “Company”) thereto in regular print.

Form 10-12G/A2 filed February 29, 2008

Selected Financial Data, page 45

1.
We reviewed your response to our prior comment 3, noting your assertion that FutureFuel Chemical Company f/k/a Eastman SE, Inc. (“FutureFuel Chemical”) is not the predecessor of the Registrant, FutureFuel Corp.  Considering FutureFuel Corp. succeeded the business of FutureFuel Chemical, FutureFuel Chemical is considered the FutureFuel Corp.’s predecessor.  This is consistent with your financial statements provided within this registration statement and within the context of Item 301(a) of Regulation S-K.  Based on the foregoing, the comment will be reissued.  In accordance with Item 301(a) of Regulation S-K, please revise your selected financial data to include data for each of the last five fiscal years for you and your predecessors.

The Form 10 contains all the financial statements and selected financial data for FutureFuel Chemical Company that have been provided to us by Eastman Chemical Company.  We have requested information from Eastman Chemical Company for 2002 and 2003 and, in fact, we believe that Eastman Chemical Company is obligated to honor this request under the terms of the acquisition agreement through which we acquired FutureFuel Chemical Company.  Eastman Chemical Company, however, has not provided us information for 2002 because, it asserts, there are too many carve-out and allocation issues to address, many of which stem from the sale of certain product lines in 2002.  Information for 2003 has been promised but, to date, it has not been forthcoming.  We believe we could bring suit against Eastman Chemical Company to obligate it to provide this information.  However, in light of the changes to FutureFuel Chemical Company’s operating results since its acquisition by FutureFuel Corp., and other changes to its business as reflected in the Form 10, we believe that the burden and expense of obtaining 2003 and 2002 financial information would outweigh the usefulness to investors of that information.

Direct Line: (314) 854-8520                                                                    Fax: (314) 889-9603                                   e-mail: doughommert@ffcmail.com

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
April 9, 2008

Further, we believe that such a lawsuit would be unduly burdensome and expensive to FutureFuel Corp. and do not believe we would be able to obtain the information through such a suit in a timely manner.

On March 31, 2008, FutureFuel Corp. filed with the SEC its Form 10--K for the year ended December 31, 2007.  The Form 10-K included selected financial data for the year ended December 31, 2007, which resulted in FutureFuel Corp.’s public filings containing selected financial data for 2004, 2005, 2006 and 2007.

We have included disclosures regarding the above in the Amendment No. 3 to Form 10 Registration Statement.  See page 47.

2.
In order to provide comparative results to prior periods, we note you presented combined results of the successor for the year ended December 31, 2006 plus those of the predecessor for the ten months ended October 31, 2006.  In effect, you are presenting a full year of results of Viceroy plus those of the operating company, FutureFuel Chemical.  The Staff will not object to such presentation, provided disclosure here, throughout your registration statement (e.g. MD&A) and in your Exchange Act filings is enhanced.  Specifically, (i) disclose your basis for presenting the combined results (e.g. for comparative purposes), (ii) quantify the operations of Viceroy in relation to your predecessor (e.g. Viceroy generated $xx in interest income, $yy in expenses during the combined period which are included in the combined results) and (iii) indicate that amounts referred to in your discussion and presented in tables in your MD&A (e.g. cash flow information on page 54) will not agree to your financial statements due to your basis of presentation.

The requested disclosures have been made. Please see pages 8, 9, 33, 34, 48, 50, 51, 52, 53, 56, 57, 58 and 59.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

3.
It appears that your tabular disclosure for the year-ended December 31, 2006 and for the three months ended March 31, 2007 does not agree to the associated statements of cash flows.  Please reconcile.  In addition, please appropriately label your columns as either predecessor or successor.

The tabular disclosures of summary cash flow information for the year-ended December 31, 2006 and the three months ended March 31, 2007 do reconcile to the associated statements of cash flows as detailed below for the two periods requested as well as for the three-months ended March 31, 2006.

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
April 9, 2008

Twelve Months Ended December 31, 2006 (in thousands):

	FutureFuel Corp. Twelve Months	FutureFuel Chemical Company Ten Months	Combined	Reported on Page 56
Net cash provided by (used in) operating activities	$(12,494)	$8,534	$(3,960)	$(3,960)
Net cash used in investing activities	$(82,619)	$(8,549)	$(91,168)	$(91,168)
Net cash provided by financing activities	$158,214	$15	$158,229	$158,229

Three Months Ended March 31, 2007 (in thousands):

	FutureFuel Corp. Three Months	FutureFuel Chemical Company Three Months	Combined	Reported on Page 58
Net cash provided by operating activities	$4,797	NA	NA	$4,797
Net cash used in investing activities	$(6,058)	NA	NA	$(6,058)
Net cash used in financing activities	$(50)	NA	NA	$(50)

Three Months Ended March 31, 2006 (in thousands):

	FutureFuel Corp. Three Months	FutureFuel Chemical Company Three Months	Combined	Reported on Page 58
Net cash provided by (used in) operating activities	$(96)	$61	$(35)	$(35)
Net cash used in investing activities	$-	$(2,097)	$(2,097)	$(2,097)
Net cash provided by financing activities	$500	$2,036	$2,536	$2,536

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
April 9, 2008

FutureFuel Corp.

Consolidated Financial Statements

Consolidated Statements of Operations, page 94

4.
In order to enhance an investor’s understanding, please revise the face of your statements of operations for each period presented to present the material components of selling, general and administrative expenses.  In this connection, revise MD&A to provide an analysis of these components consistent with the revisions made to your statements of operations.

The statements of operations have been revised to present the material components of selling, general and administrative expenses for FutureFuel Corp.  See pages 97, 102, 106 and 141.  The MD&A discussion has been revised at pages 51, 52, 53 and 54.

Consolidated Statements of Changes in Stockholders’ Equity, page 96

5.
It appears that you are presenting the proceeds from your July 12, 2006 unit offering net of the distribution to stockholders who redeemed their shares.  In order to provide additional transparency, please revise to present these transactions as separate line items in your statement of stockholders’ equity.

The requested change has been made.  See pages 98 and 99.

Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies

General

6.
Please revise to disclose your basis of presentation for your financial statements.  Specifically, disclose that your results for the fiscal year December 31, 2006 include (i) the operations of Viceroy Acquisition Corporation (“Viceroy”) from January 1, 2006 through October 31, 2006 and (ii) from November 1, 2006 through December 31, 2006 include both Viceroy and FutureFuel Chemical Company.

The requested change has been made.  See page 108.

Revenue Recognition, page 107

7.
We reviewed your revenue recognition policy disclosing listing the four criteria outlined in SAB 104.  Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers).  In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

The requested changes have been made.  See pages 55 and 110.

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
April 9, 2008

Form 10-Q for the Quarter Ended September 30, 2007

Item 4 - Controls and Procedures, page 24

8.
We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.”  Please confirm that in future Exchange Act filings you will revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website http://www.sec.gov/rules/final/33-8238.htm.

We hereby confirm that the reference to the level of assurance will be deleted in future Exchange Act filings.  It was also deleted in our 2007 Form 10-K filed with the Commission on March 31, 2008.

9.
In accordance with Item 308(c) of Regulation S-K, please confirm that in future Exchange Act filings you will disclose any change in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We hereby confirm that, in future Exchange Act filings, we will disclose any changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Other Exchange Act Filings

10.	Please revise your other Exchange Act filings, as necessary, to conform to comments above.

Our Form 10-K for the year ended December 31, 2007 filed with the Commission on March 31, 2008 was conformed to the comments above.  All future Exchange Act filings will conform to such comments to the extent applicable.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John D. Reynolds
Assistant Director, Office of Emerging Growth Companies
April 9, 2008

We would appreciate any further comments you may have at your earliest convenience. Please direct any inquiries to the undersigned at 314-854-8520.

Sincerely,

/s/ Douglas D. Hommert

Douglas D. Hommert Executive Vice President, Secretary and Treasurer